# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Thumzup Media Corporation, CIK 0001853825
CUSIP: 88604J103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 433 Plaza Real, Suite 275, Boca Raton, Florida (FL), 33432
Date of event which requires filing of this statement: 07/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002075758

## Reporting persons
- Valkyrie X LLC, Series VII TZUP I: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 955,000; shared voting power 0; sole dispositive power 955,000; shared dispositive power 0; aggregate amount beneficially owned 955,000 (9.14% of the class)
  Comment: The percent of class represented by the amount in Row 9 is based on 10,449,387 shares of the Issuer's common stock issued and outstanding as of July 7, 2025, as reported in the Issuer's Form 8-K filed with the SEC on July 15, 2025.

## Item 1. Issuer
Name of issuer: Thumzup Media Corporation
Address of issuer's principal executive offices: 10557-B Jefferson Blvd., Culver City, CA 90232

## Item 2. Person Filing
Name of person filing: Valkyrie X LLC, Series VII TZUP I
Address of principal business office or, if none, residence: 433 Plaza Real, Suite 275, Boca Raton, Florida 33432
Citizenship: Delaware, United States of America

## Item 4. Ownership
Amount beneficially owned: 955,000 shares of common stock.
Percent of class: 9.14% based on 10,449,387 shares of the Issuer's common stock issued and outstanding as of July 7, 2025, as reported in the Issuer's Form 8-K filed with the SEC on July 15, 2025.
Sole power to vote or to direct the vote: 955,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 955,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Valkyrie X LLC, Series VII TZUP I: /s/ JinPyung Yoo, JinPyung Yoo, Manager of Valkyrie X Partners LLC, Manager of Valkyrie X LLC, Series VII TZUP I (07/15/2025)